SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

2 NOVEMBER 2012

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains a trading update for Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2012, and is being incorporated by reference into the Registration Statement with File Nos. 333-167844 and 333-167844-01.

LLOYDS BANKING GROUP PLC

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2012.
Statutory basis
Unaudited statutory results are set out on pages 4 and 7.  However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results.  As a result, comparison of the 2012 results on a statutory basis with 2011 is of limited benefit.

Management basis
In order to present a more meaningful view of underlying business performance, the results are presented on a management basis.  The key principles adopted in the preparation of the management basis of reporting are described below.
•      In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:
–    the amortisation of purchased intangible assets has been excluded; and
–    the unwind of acquisition-related fair value adjustments is shown on one line in the management basis income statement, other than unwind related to asset sales which is included within the effects of asset sales, volatile items and liability management.
•      In order to better present the business performance the effects of asset sales, volatile items and liability management are shown on separate lines in the management basis consolidated income statement and ‘underlying profit’ is profit before taking into account these items and fair value unwind; underlying income is net of insurance claims.  Comparatives have been restated accordingly.
•      The following items, not related to acquisition accounting, have also been excluded from management profit:

– volatility arising in insurance businesses; – integration and Simplification costs; – EC mandated retail business disposal costs; – payment protection insurance;	– insurance gross up; – certain past service pensions credits in respect of the Group’s defined benefit pension schemes; and – provision in relation to German insurance business litigation.
Unless otherwise stated income statement commentaries throughout this document compare the nine months to 30 September 2012 to the nine months to 30 September 2011, and the balance sheet analysis compares the Group balance sheet as at 30 September 2012 to the Group balance sheet as at 31 December 2011.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group’s Simplification programme; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability; changing demographic and market related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

KEY HIGHLIGHTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2012

Group performance as expected in a challenging environment

•	Statutory loss before tax of £583 million, including a further PPI provision of £1 billion in the third quarter

•	Further reductions in costs and impairment

Investing to improve service, and support our customers and the UK economy

•	Lowest FSA reportable banking complaints (excl. PPI) of major UK banks at 1.4 per 1,000 accounts

•	SME net lending growth of 4 per cent in the last 12 months against market decrease of 4 per cent

•	UK’s largest lender to first-time buyers, helping around 40,000 customers buy their first home so far in 2012

•
First bank to access Funding for Lending scheme: £1 billion drawn in September; lending commitments to SMEs increased by £1 billion to £13 billion; £500 million commitment made to first time buyer market

Further good progress on initiatives to simplify and reshape the business

•	Simplification run-rate cost savings increased by £418 million in the nine months ended September to £660 million

•	12 countries or overseas branches now exited, or exit announced, out of target of 15 by the end of 2014

Strong balance sheet: improved capital ratios, continued above-market deposit growth and strong liquidity

•	Strong capital position: core tier 1 ratio continues to improve and is now 11.5 per cent; total capital ratio increased to 16.6 per cent

•	Continued above-market deposit growth of 6 per cent year-on-year

•	Group loan to deposit ratio further improved to 124 per cent

•	Greater balance sheet flexibility, with surplus liquidity deployed in repurchase of over £10 billion of term funding in the third quarter of 2012

STATUTORY (IFRS) CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sept 2012	Nine months ended 30 Sept 2011
	£ million	£ million

Interest and similar income	17,911	20,308
Interest and similar expense	(11,320)	(10,375)
Net interest income1	6,591	9,933
Fee and commission income	3,596	3,749
Fee and commission expense	(1,084)	(1,116)
Net fee and commission income2	2,512	2,633
Net trading income1	9,856	(5,732)
Insurance premium income	6,215	6,187
Other operating income3	2,529	1,724
Other income	21,112	4,812
Total income	27,703	14,745
Insurance claims1,2	(13,801)	386
Total income, net of insurance claims	13,902	15,131
Payment protection insurance provision	(2,075)	–
Other operating expenses	(8,632)	(9,772)
Total operating expenses	(10,707)	(9,772)
Trading surplus	3,195	5,359
Impairment	(3,778)	(6,017)
Loss before tax	(583)	(658)
Taxation	(419)	215
Loss for the period	(1,002)	(443)

Profit attributable to non-controlling interests	51	45
Loss attributable to equity shareholders	(1,053)	(488)
Loss for the period	(1,002)	(443)

Basic loss per share	(1.5)p	(0.7)p
Diluted loss per share	(1.5)p	(0.7)p

1
The Group’s income statement includes substantial amounts of income and expenditure attributable to the policyholders of the Group’s long-term assurance funds, which are consolidated in order to meet the requirements of accounting standards.  These amounts are volatile and can cause significant variations in total income and insurance claims.

2
The Group had previously included annual management charges on non-participating investment contracts within insurance claims; during the last quarter of 2011, in light of developing industry practice, the Group changed its treatment and these amounts (nine months to 30 September 2012: £496 million; nine months to 30 September 2011: £457 million) are now included within net fee and commission income.

3
As the Group’s share of results of joint ventures and associates is no longer significant, this is now included within other operating income and the related asset reported within other assets; comparatives have been re-presented on a consistent basis.

SUMMARY (IFRS) CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at 30 Sept 2012	As at 31 Dec 2011
	£ million	£ million

Assets
Cash and balances at central banks	81,478	60,722
Trading and other financial assets at fair value through profit or loss	147,031	139,510
Derivative financial instruments	61,490	66,013
Loans and receivables:
Loans and advances to customers	525,875	565,638
Loans and advances to banks	31,187	32,606
Debt securities	5,888	12,470
	562,950	610,714
Available-for-sale financial assets	28,339	37,406
Held-to-maturity investments	10,746	8,098
Other assets	54,170	48,083
Total assets	946,204	970,546

Liabilities
Deposits from banks	43,387	39,810
Customer deposits	425,906	413,906
Trading and other financial liabilities at fair value through profit or loss	35,220	24,955
Derivative financial instruments	53,639	58,212
Debt securities in issue	130,244	185,059
Liabilities arising from insurance and investment contracts	135,413	128,927
Subordinated liabilities	34,541	35,089
Other liabilities	41,921	37,994
Total liabilities	900,271	923,952

Total equity	45,933	46,594

STATUTORY (IFRS) PERFORMANCE (UNAUDITED)

The Group recorded a loss before tax of £583 million for the nine months to 30 September 2012 compared to a loss before tax of £658 million for the nine months to 30 September 2011; the loss in 2012 was after a £2,075 million charge (nine months to 30 September 2011: £nil) in respect of payment protection insurance, which included an increase of £1,000 million in the third quarter (see page 10), although this has been partly offset by a past service credit of £250 million (nine months to 30 September 2011: nil) relating to the Group’s defined benefit pension schemes.

Total income net of insurance claims decreased by £1,229 million, or 8 per cent, to £13,902 million for the nine months to 30 September 2012 from £15,131 million in the nine months to 30 September 2011.

Net interest income decreased by £3,342 million, or 34 per cent, to £6,591 million in the nine months to 30 September 2012 compared to £9,933 million in the same period in 2011.  Average interest earning assets fell, as a result of continued subdued demand for the Group’s products and repayment by customers of existing facilities given the economic environment, together with the disposal of assets outside of the Group’s risk appetite.  Net interest margins within the banking operations also fell, reflecting the costs of increased wholesale funding and deposit growth in an increasingly competitive market, which more than offset the benefits of repricing certain lending portfolios and the improved funding mix.  In addition, there was an increase of £1,932 million in the charge within net interest income for amounts allocated to unit holders in Open-Ended Investment Companies.

Other income increased by £16,300 million to £21,112 million in the nine months to 30 September 2012, compared to £4,812 million in the same period in 2011, largely due to a £15,588 million improvement in net trading income, comprising a £15,977 million increase in the insurance businesses, offset by a £389 million decrease in the banking businesses.  The increase in the insurance businesses was driven by the impact of market conditions on the policyholder assets within the Group’s insurance businesses, relative to the nine months to 30 September 2011.  These market movements were largely offset in the Group’s income statement by a £14,187 million increase in the insurance claims expense, to £13,801 million in the nine months to 30 September 2012 compared to a credit of £386 million in the nine months to 30 September 2011, and the impact on net interest income of amounts allocated to unit holders in Open-Ended Investment Companies.  Net trading income within the Group’s banking operations was a profit of £99 million for the nine months to 30 September 2012 compared to a profit of £488 million in the nine months to 30 September 2011.  Net trading income in banking operations includes a £1,332 million charge, compared to a £175 million charge in the first nine months of 2011, relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception and of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting, which reflected the volatile market conditions that resulted in substantial changes in interest and foreign exchange rates in the period.  Net trading income within the Group’s banking operations benefitted from a credit of £244 million for the net of debit and credit valuation adjustments reflecting movements in credit risk on derivative balances, compared to a charge of £410 million in the nine months to 30 September 2011; and from mark-to-market gains of £158 million arising from the equity conversion feature of the Group’s Enhanced Capital Notes, compared to gains of £254 million in the nine months to 30 September 2011.

Total operating expenses increased by £935 million, or 10 per cent, to £10,707 million in the nine months to 30 September 2012 compared to £9,772 million in the nine months to 30 September 2011; there was a charge of £2,075 million in respect of payment protection insurance in the nine months to 30 September 2012 (nine months to 30 September 2011: £nil).  Excluding this charge, operating expenses decreased by £1,140 million, or 12 per cent, to £8,632 million in the nine months to 30 September 2012 compared to £9,772 million in the nine months to 30 September 2011, reflecting a past service credit in relation to the Group’s defined benefit pension schemes of £250 million (nine months to 30 September 2011: nil) and a reduction of £644 million in costs relating to the Group’s Integration and Simplification programmes, partly offset by an increase of £309 million in costs relating to the EC-mandated retail business disposal; together with continuing cost savings arising from the Group’s Simplification programme and the elimination of support costs in relation to the assets that the Group has disposed of.

Impairment losses decreased by £2,239 million, or 37 per cent, to £3,778 million in the nine months to 30 September 2012 compared to £6,017 million in the nine months to 30 September 2011.  The reduced charge reflected further improvements in the Group’s UK retail portfolios (mainly as a result of lower entries to arrears and lower balances in unsecured collections) and lower charges in the Irish and Australasian portfolios.  The reduced charges also reflected the continued application of the Group’s conservative risk appetite and strong risk management controls resulting in improved portfolio and business quality.  The portfolio has benefitted from continued low interest rates, and broadly stable UK residential property prices, partly offset by a subdued UK economy, high unemployment and a weak commercial real estate market.

On the balance sheet, total assets were £24,342 million, or 3 per cent, lower at £946,204 million at 30 September 2012, compared to £970,546 million at 31 December 2011, reflecting the continuing disposal of assets which are outside of the Group’s risk appetite.  Loans and advances to customers decreased by £39,763 million, or 7 per cent, from £565,638 million at 31 December 2011 to £525,875 million at 30 September 2012; debt securities held as loans and receivables decreased by £6,582 million, or 53 per cent, from £12,470 million at 31 December 2011 to £5,888 million at 30 September 2012, again reflecting disposals of assets outside of the Group’s risk appetite, and derivative balances were £4,523 million, or 7 per cent, lower at £61,490 million at 30 September 2012 compared to £66,013 million at 31 December 2011 reflecting market movements.  However, cash and balances at central banks were £20,756 million, or 34 per cent, higher at £81,478 million at 30 September 2012 compared to £60,722 million at 31 December 2011, as the Group has taken advantage of favourable opportunities for the placement of funds, and trading and other financial assets at fair value through profit or loss were £7,521 million, or 5 per cent, higher at £147,031 million compared to £139,510 million at 31 December 2011.  Within liabilities, customer deposits increased by £12,000 million, or 3 per cent, to £425,906 million compared to £413,906 million at 31 December 2011, following growth in retail deposit balances.  Overall funding requirements, however, were reduced and debt securities in issue were £54,815 million, or 30 per cent, lower at £130,244 million compared to £185,059 million at 31 December 2011.  Shareholders’ equity decreased by £654 million, from £45,920 million at 31 December 2011 to £45,266 million at 30 September 2012, as the loss attributable to equity shareholders of £1,053 million has been only partly offset by the net impact of share issues.

At 30 September 2012, the Group’s core tier 1 capital ratio increased to 11.5 per cent compared to 10.8 per cent at 31 December 2011, principally driven by a reduction in risk-weighted assets of £28,839 million, or 8 per cent.  The total capital ratio improved to 16.6 per cent (compared to 15.6 per cent at 31 December 2011).  Risk-weighted assets reduced by £28,839 million, or 8 per cent, to £323,502 million at 30 September 2012 compared to £352,341 million at 31 December 2011 due to the asset disposals and subdued demand for new lending noted above, together with continued improvements to the overall quality of the Group’s portfolios, partially offset by the application of revised regulatory rules relating to the Group’s private equity (including venture capital) investments which are now risk-weighted rather than being deducted from total capital.  The removal of this deduction from total capital contributed to the improvement in the total capital ratio.

STATUTORY (IFRS) AND OTHER INFORMATION

Exposures to Eurozone countries

The following section summarises the Group's direct exposure to certain European countries.  The exposures are shown at their balance sheet carrying values and are based on the country of domicile of the counterparty, other than asset-backed securities which are based on the location of the underlying assets.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors.  In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions and corporates.  We take into account indirect risk, where we have determined that our counterparties have material direct exposures to the selected countries.  The profiles of banks, financial institutions and corporates are monitored on a regular basis and exposures managed accordingly.

The Group has established a Eurozone Instability Steering Group in order to monitor developments within the Eurozone and complete appropriate due diligence on the Group’s exposures.

The following table summarises exposures to Ireland, Spain, Portugal, Greece and Italy by type of counterparty:

Selected Eurozone countries

At 30 September 2012	Sovereign debt1	Financial Institutions		Asset backed securities	Corporate	Personal	Insurance assets	Total
		Banks	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Ireland	–	193	655	343	6,735	5,455	129	13,510
Spain	24	1,341	–	189	2,364	1,488	24	5,430
Portugal	–	90	–	220	197	10	–	517
Greece	–	–	–	–	320	–	–	320
Italy	8	118	–	11	131	–	36	304
	32	1,742	655	763	9,747	6,953	189	20,081
At 31 December 2011
Ireland	–	207	272	376	8,894	6,027	68	15,844
Spain	52	1,692	7	375	2,955	1,649	39	6,769
Portugal	–	142	8	341	309	11	–	811
Greece	–	–	–	55	431	–	–	486
Italy	16	433	17	39	152	–	47	704
	68	2,474	304	1,186	12,741	7,687	154	24,614

1	The sovereign debt exposures for Spain include £21 million (31 December 2011: £35 million) of deposit balances held with the Spanish Central Bank for regulatory and liquidity management purposes.

Total balances with Ireland, Spain, Portugal, Greece and Italy have reduced from £24,614 million to £20,081 million.  This is primarily due to a reduction in corporate exposures in Ireland and Spain.

Exposures to Eurozone countries (continued)

Exposures to other Eurozone countries

The Group also has the following exposures to sovereign, financial institutions, asset backed securities, corporates and personal customers in the Eurozone countries noted below:

At 30 September 2012	Sovereign debt1	Financial Institutions		Asset backed securities	Corporate	Personal	Insurance assets	Total
		Banks	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Netherlands	23,551	636	5	65	2,446	5,633	998	33,334
Germany	2,510	574	317	317	2,238	–	1,579	7,535
France	213	1,072	6	69	3,413	328	1,766	6,867
Luxembourg	3	9	495	–	1,904	–	40	2,451
Belgium	–	378	25	–	885	–	53	1,341
Finland	–	3	–	–	54	–	292	349
Malta	–	2	–	–	260	–	–	262
Cyprus	–	1	–	–	140	–	–	141
Austria	2	42	–	–	71	–	–	115
Slovenia	–	40	–	–	–	–	–	40
Estonia	–	–	–	–	2	–	–	2
Slovakia	–	–	–	–	–	–	–	–
	26,279	2,757	848	451	11,413	5,961	4,728	52,437
At 31 December 2011
Netherlands	9,594	712	173	176	4,105	6,226	960	21,946
Germany	859	1,291	100	703	2,532	1	1,263	6,749
France	217	1,517	143	525	3,796	295	1,841	8,334
Luxembourg	5	4	442	–	2,828	–	568	3,847
Belgium	78	404	11	–	1,617	–	57	2,167
Finland	–	60	–	–	56	–	147	263
Malta	–	2	–	–	305	–	–	307
Cyprus	–	6	–	–	204	–	–	210
Austria	2	202	5	–	97	–	–	306
Slovenia	–	56	–	–	–	–	–	56
Estonia	–	–	–	–	2	–	–	2
Slovakia	–	–	–	–	–	–	–	–
	10,755	4,254	874	1,404	15,542	6,522	4,836	44,187

1	Includes deposit balances held for regulatory and liquidity management purposes with a number of European Central Banks.

Total balances with other Eurozone countries have increased from £44,187 million to £52,437 million.  This is due to an increase in sovereign debt balances held, which primarily relate to central bank balances held for regulatory and liquidity management purposes.  As at 30 September 2012 these balances were: Netherlands £23,551 million; Germany £1,784 million; and Luxembourg £1 million.  As at 31 December 2011 these balances were: Netherlands £9,594 million; Germany £203 million; Belgium £4 million; and Luxembourg £3 million.  Excluding these central bank balances, the remaining overall exposures have reduced by 21 per cent from £34,383 million to £27,101 million.

Taxation

The tax charge for the first nine months of 2012 was £419 million.  This represents a greater tax burden than the charge implied by the UK statutory rate.  This is primarily due to the effect on deferred tax of changes in UK tax law: the life insurance tax regime changes which will be effective from 1 January 2013; and the reduction in the rate of UK corporation tax to 23 per cent from 1 April 2013.

Reconciliation of statutory profit before tax to management profit and to underlying profit

	Nine months ended 30 Sept 2012	Nine months ended 30 Sept 2011
	£m	£m

Loss before tax – statutory	(583)	(658)
Adjustments to remove:
Volatility arising in insurance businesses	(236)	737
Simplification, EC mandated retail business disposal costs, and integration costs	731	1,066
Payment protection insurance provision	2,075	-
Past service pensions credit	(250)	-
Amortisation of purchased intangibles	362	428
Provision in relation to German insurance business litigation	150	175
Management profit	2,249	1,748
Adjustments to remove:
Asset sales	(1,299)	(76)
Liability management	207	-
Own debt volatility	341	(409)
Other volatile items	618	619
Fair value unwind	(212)	(1,114)
Underlying profit	1,904	768

Volatility arising in insurance businesses
A large proportion of the funds held by the Group’s insurance businesses are invested in assets which are expected to be held on a long-term basis and which are inherently subject to short-term investment market fluctuations.  The positive insurance volatility during the period ended 30 September 2012 primarily reflects the benefits of an increase in equity market values and a reduction in the assumed long-term level of market implied inflation.

Simplification, EC mandated retail business disposal costs and integration costs
The costs of the Simplification programme were £332 million in the first nine months of 2012.  These costs related to severance, IT and business costs of implementation.  4,796 full time equivalent role reductions were achieved in the first nine months of 2012 taking the total to over 6,400 since the start of the programme.  Costs relating to the EC mandated business (Verde) disposal in the first nine months of 2012 were £399 million and from inception to date total £611 million (costs in the first nine months of 2011: £90 million).

Provision relating to the legacy Payment Protection Insurance business (PPI)
The volume of complaints received in relation to the legacy PPI business during the third quarter declined when compared to the previous quarter.  However, it remained above the level which was anticipated at the time of the half-year results and as a result the Group has increased its provision for expected PPI costs by £1 billion in the third quarter.  This increases the expected cost of contact and redress, including administration expenses, to £5.3 billion, while costs incurred to the end of September 2012 amounted to £3.7 billion.

The PPI provision is the Group’s best estimate given current complaint volumes and revised forecasts.  A number of uncertainties remain as to the eventual cost to the Group of PPI complaints.  However, the Group will continue to review closely its estimates based on further experience of complaints volumes and seasonality, uphold rates and redress costs and by the time of the full year 2012 UK results announcement on 1 March 2013, the Group expects to have a higher degree of confidence in forecast trends and the ultimate likely cost of PPI.

Past service pensions credit
Following a review of policy in respect of discretionary pension increases in relation to the Group’s defined benefit pension schemes, increases in certain schemes are now linked to the Consumer Price Index rather than the Retail Price Index.  The impact of this change is a reduction in the Group’s defined benefit obligation of £250 million, the benefit of which is recognised in the Group’s income statement in the nine months to 30 September 2012.

Amortisation of purchased intangibles
A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite.

Provision in relation to German insurance business litigation
As previously disclosed in the 2012 half-year results, Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts relating to policies issued by CMIG but sold by independent intermediaries in Germany.  Following decisions from the Federal Court of Justice in Germany in July 2012, the Group now considers it prudent to recognise a further provision of £150 million with respect to this litigation, increasing the total provision to £325 million.

Asset sales
The profit from asset sales of £1,299 million primarily relates to £1,326 million gains from sales of Government securities, where the Group has taken the opportunity afforded by the continuing low interest rate environment to rebalance and reduce the level of holdings.  Also included are losses from asset disposals of £661 million, principally relating to the disposal of assets which are outside of the Group’s risk appetite, partially offset by fair value unwind of £634 million.

Liability management
Losses of £207 million arose on transactions undertaken as part of the Group’s management of wholesale funding and capital.  These comprise a loss of £375 million in the third quarter resulting from debt repurchases and a gain of £168 million relating to the exchange of certain capital securities for other subordinated debt instruments in the first quarter.  There were no such gains or losses in the first nine months of 2011.

Own debt volatility
This principally includes the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception and a change in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes.

Other volatile items
This includes the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting and valuation adjustments relating to customer derivative balances.  The loss reflected market conditions that have resulted in substantial changes in interest and foreign exchange rates in the period.

Fair value unwind
This comprises a gain of £212 million relating to an unwind of acquisition-related fair value adjustments (first nine months of 2011: £1,114 million).  The unwind of fair value relating to assets disposed of in the period is included in the asset sales line.

Underlying results
On an underlying basis, Group profit before tax increased by £1,136 million to £1,904 million in the first nine months of 2012, compared to £768 million in the same period in 2011.

Total underlying income in the first nine months of 2012 fell when compared to the same period in 2011, as a result of the effects of the subdued economic environment, higher funding costs and the disposal of assets outside of the Group’s risk appetite.

Group net interest income decreased compared to the first nine months of 2011.  This reduction partly reflects a decrease in average interest-earning banking assets, as a result of continued subdued demand for our products and repayment by customers of existing facilities given the economic environment, together with the disposal of assets outside of the Group’s risk appetite.  It also reflects the reduction in banking net interest margin driven by the effects of the increase in wholesale funding costs in 2011 and in the first half of 2012 and competitive deposit markets.  These effects were partly mitigated by the benefits of repricing certain lending portfolios and an improved funding mix.

Group other income decreased compared with the first nine months of 2011, with non-lending income falling given subdued demand for new business and the disposal of assets outside of the Group’s risk appetite.  In addition, returns in the Insurance business and the level of income from fund management also continue to be affected by the subdued economic environment.  Insurance claims increased, principally reflecting property claims in the General Insurance business as a result of adverse weather events.

Total costs decreased compared to the first nine months of 2011.  These cost reductions were primarily driven by Simplification related savings and the further elimination of certain support costs in the non-core portfolios.

Overall, the Group continued to see reductions in the impairment charge in the first nine months of 2012.  The impairment charge in this period was lower than the charge in the first nine months of 2011, driven by improvements across all divisions, but primarily as a result of further improvements in Retail together with lower impairment charges in the Group’s Irish and Australasian portfolios.

The reduction in the impairment charge was supported by the continued application of the Group’s conservative credit risk appetite, strong risk management controls and de-risking of portfolios resulting in an improved portfolio overall and good new business quality.  The portfolio has benefited from continued low interest rates, and broadly stable UK residential property prices, partly offset by a subdued UK economy, high unemployment and a weak commercial real estate market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ George Culmer
	Name:	George Culmer
	Title:	Group Finance Director

	Dated:	2 November 2012